Exhibit 99.1

Mint Incorporation Limited Announces 1-for-10 Reverse Stock Split

Hong Kong, May 04, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, NASDAQ: MIMI), a Hong Kong-based company with a new strategic focus on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, announces that it is implementing a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”) and Class B ordinary shares with no par value (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”), at an exchange ratio of one (1) share for ten (10) shares (the “Reverse Stock Split”). The Reverse Stock Split was approved by the Company’s Board of Directors on March 31, 2026.

Beginning on May 6, 2026, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis under the current ticker symbol “MIMI”. The new CUSIP number for the Class A Ordinary Shares following the Reverse Stock Split will be G6146G117.

The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from approximately 20,512,500 Class A Ordinary Shares to approximately 2,051,250 Class A Ordinary Shares. Every ten (10) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued as a result of the Reverse Stock Split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number.

Registered shareholders holding their shares of Ordinary Shares in book-entry or through a bank, broker or other nominee form do not need to take any action in connection with the Reverse Stock Split. Shareholders holding physical stock certificates will also generally receive book-entry shares instead of their existing certificates. The Company’s transfer agent, VStock Transfer LLC, will send further instructions.

The Reverse Stock Split is intended to increase the per share trading price of the Company’s Class A Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing of the Class A Ordinary Shares on the Nasdaq Capital Market. Nasdaq previously provided the Company until June 17, 2026, to regain compliance. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement.

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong Kong-based Company listed on the Nasdaq Capital Market, specializes in artificial intelligence (AI), robotics, and interior design. Through Axonex Intelligence Limited, one of Mint’s operating subsidiaries, the Company delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, and government agencies. Through Matter International Limited, the Company also provides professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review the risk factors contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) before making any investment decisions regarding the Company’s securities.

Contact Information

For Media and Investor Inquiries:

Mint Incorporated Limited
Email: info@mimintinc.com
Telephone: +852 2866 1663